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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                            ARBOR HEALTH CARE COMPANY
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.03 PER SHARE
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                         (Title of Class of Securities)

                                   03876L 10 8
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                                 (CUSIP Number)

         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP NO. 03876L 10 8
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  1) Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of
     Above Persons

                                     PIER C. BORRA
                                      ###-##-####

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  2) Check the Appropriate Row if a Member of a Group (See Instructions)
         (a)....................................................................
         (b)....................................................................
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  3) SEC Use Only ..............................................................

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  4) Citizenship or Place of Organization

                                              U.S.

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     Number
       of       (5) Sole Voting Power ..........................................
     Shares
     Bene-                             101,666
    ficially     ---------------------------------------------------------------
    Owned by
      Each
    Report-     (6) Shared Voting Power ........................................
      ing
     Person                            960,658
      With       ---------------------------------------------------------------


                (7) Sole Dispositive Power .....................................

                                       101,666
                 ---------------------------------------------------------------


                (8) Shared Dispositive Power ...................................

                                       960,658

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  9) Aggregate Amount Beneficially Owned by Each Reporting Person ..............

                                       1,062,324
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 10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                    (See Instructions)..........................................

           X  Excluded 33,333 shares held in trust for Mr. Borra's child
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 11) Percent of Class Represented by Amount in Row 9 ...........................
                                        15.39%
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 12) Type of Reporting Person (See Instructions) ...............................
                                        Individual
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CUSIP NO. 03876L 10 8
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  1) Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
     Persons

                                 RENEE A. BORRA
                                   ###-##-####

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  2) Check the Appropriate Row if a Member of a Group (See Instructions)
       (a)......................................................................
       (b)......................................................................
--------------------------------------------------------------------------------


  3) SEC Use Only ..............................................................

--------------------------------------------------------------------------------


  4) Citizenship or Place of Organization

                                  U.S.
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     Number
       of       (5) Sole Voting Power ..........................................
     Shares
     Bene-                                 133,333
    ficially    ----------------------------------------------------------------
    Owned by
      Each
    Report-     (6) Shared Voting Power ........................................
      ing
     Person                                860,658
      With      ----------------------------------------------------------------



                (7) Sole Dispositive Power .....................................

                                           133,333
                ----------------------------------------------------------------


                (8) Shared Dispositive Power ...................................

                                           860,658

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  9) Aggregate Amount Beneficially Owned by Each Reporting Person ..............

                                           993,991
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 10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                    (See Instructions)..........................................

--------------------------------------------------------------------------------


 11) Percent of Class Represented by Amount in Row 9 ...........................
                                           14.40%
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 12) Type of Reporting Person (See Instructions) ...............................
                                           Individual
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                   SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
                   FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b)

Item 1(a).      Name of Issuer:

                           Arbor Health Care Company

Item 1(b).      Address of Issuer's Principal Executive Offices:

                           1100 Shawnee Road
                           Lima, Ohio  45805

Item 2(a).      Name of Person Filing:

                           Pier C. Borra

Item 2(b).      Address of Principal Business Office or, if none, Residence:

                           1100 Shawnee Road
                           Lima, Ohio  45805

Item 2(c).      Citizenship:

                           U.S.

Item 2(d).      Title of Class of Securities:

                           Common Stock, Par Value $.03 per share

Item 2(e).      CUSIP Number:

                           03876L 10 8

Item 3(a).      If this statement is filed pursuant to Rule
                13d-1(b), or 13d-2(b), check whether the filing person is a:

(a) [ ]    Broker or Dealer registered under Section 15 of the Act;
(b) [ ]    Bank as defined in Section 3(a)(6) of the Act;
(c) [ ]    Insurance Company as defined in Section 3(a)(19) of the Act;
(d) [ ] Investment Company registered under Section 8 of the Investment Company Act;
(e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940;
(f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
           1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);
(g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (Note: See Item 7);
(h) [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

Item 4.    Ownership:

         If the percent of the class owned, as of December 31, of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

      (a)       Amount Beneficially Owned:

                           1,062,324


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         (b)      Percent of Class:

                           15.39%

         (c)      Number of shares as to which such person has:

                (i)        sole power to vote or to direct the vote:

                                    101,666

               (ii)        shared power to vote or to direct the vote:

                                    960,658

              (iii) sole power to dispose or to direct the disposition of:

                                    101,666

               (iv) shared power to dispose or to direct the disposition of:

                                    960,658

Item 5.           Ownership of Five Percent or Less of a Class:

                                    Not applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                                    33,333 of the shares held by Renee A. Borra are held as trustee of a trust for the benefit of the undersigned's child. Pier C. Borra disclaims beneficial ownership of these shares, and they are not included in
                                    Item 4.

Item 7: Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                           Not applicable

Item 8:           Identification and Classification of Members of the Group:

                           Pier C. Borra and Renee A. Borra are husband and wife.

Item 9:           Notice of Dissolution of Group:

                           Not applicable

Item 10:          Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                  Signature:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 12, 1997

                                /s/ Pier  C. Borra
                                ------------------------------
                                PIER C. BORRA

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                                                                      EXHIBIT A
                                                                      ---------

                   SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
                   FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b)


                           RULE 13d-1(f)(1) AGREEMENT


         The undersigned agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Arbor Health Care Company at December 31, 1996.


                                    /s/ P. Borra
                                    ------------------------------
                                    PIER C. BORRA


                                    /s/ Renee A. Borra
                                    ------------------------------
                                    RENEE A. BORRA

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